

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2022

Chuck Pettid
President and Director
Fig Publishing, Inc.
149 Fifth Avenue, Suite 2E
New York, NY 10010

      Re: Fig Publishing, Inc.
            Offering Statement on Form 1-A
            Filed October 7, 2022
            File No. 024-12017

Dear Chuck Pettid:

      Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, your financial statements do not meet the updating requirements of paragraphs (b)(3)-(5) of Part F/S of Form 1-A.

      We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

      Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief at 202-551-3453 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Anthony Ain, Esq.